Exhibit 99.10

PRESS RELEASE

Malaysia: TotalEnergies and PTTEP Strengthen Their
Partnership

Paris, December 16, 2025 – TotalEnergies has closed an agreement to divest to PTTEP an indirect interest of 9.998% in block SK408 in Malaysia. Further to this transaction, TotalEnergies keeps a 30.002% interest in block SK408.

This partnership with PTTEP in block SK408 marks a new milestone for TotalEnergies in Malaysia, following the acquisition of SapuraOMV in December 2024 and the purchase of interests in multiple blocks from PETRONAS Carigali Sdn Bhd in June 2025.

“With this transaction, TotalEnergies ensures efficient management of its portfolio in Malaysia, while strengthening ties with PTTEP, a long-standing partner of our Company. Together with PTTEP, we look forward to further contributing to the development of Malaysia’s energy resources”, said Nicolas Terraz, President Exploration & Production at TotalEnergies.

***

About SK408

SK408 is a major gas development, contributing to Malaysia’s energy security. Operated by TotalEnergies, the block forms part of the company’s integrated upstream portfolio in Malaysia.

About TotalEnergies in Malaysia

TotalEnergies has been operating in Malaysia since 1985 and is a long-standing partner of the national oil company PETRONAS. Following the completion of the acquisition of SapuraOMV Upstream, TotalEnergies is the 3rd largest gas operator in the country. The Company employs about 300 people in the country and holds operated interests of 30.002% in block SK408 and 30% in block SK310, as well as interests in 16 other blocks offshore Sarawak and Sabah. Via its affiliate TotalEnergies Marketing Malaysia, TotalEnergies also markets petroleum products. In 2023, the Company signed a deal with PETRONAS and Mitsui to develop a CO2 storage project in Southeast Asia and assess several potential sites in the Malay Basin. The Company is also developing hybrid renewable projects (solar and battery) to supply its B2B customers under the Corporate Renewable Electricity Supply Scheme (CRESS).

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).